SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

HEARTLAND OIL AND GAS CORP.

(Name of Issuer)

COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

42235Q101

(CUSIP Number)

Christopher McCauley, Esq.

14255 U.S. Highway 1, Suite 209

Juno Beach, FL 33408

(561) 630-2977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42235Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Universal Property Development and Acquisition Corporation 20-3014499
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not applicable.
(b) Not applicable.
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

50,631,764
8. Shared Voting Power

0
9. Sole Dispositive

50,631,764
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

50,631,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

52.0%
14.	Type of Reporting Person (See Instructions)

HC

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share, of Heartland Oil and Gas Corp. (the “Issuer”). The Issuer has its principal executive offices at 1625 Broadway, Suite 1480, Denver, Colorado 80202.

Item 2. Identity and Background

This Schedule 13D is being filed by Universal Property Development and Acquisition Corporation (“UPDA”), a Nevada corporation, whose principal executive offices are located at 14225 U.S. Highway 1, Suite 209, Juno Beach, FL 33408. UPDA is engaged in the oil and natural gas production, development, storage, distribution and blending industry. UPDA operates as a holding company with its operations being conducted through its subsidiaries.

During the last five years, UPDA has not been convicted in a criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or could have resulted in, UPDA being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

UPDA is incorporated in the State of Nevada.

Item 3. Source and Amount of Funds or Other Consideration

The source of funding for UPDA’s acquisition of the 50,631,764 shares of the Issuer’s common stock (the “Shares”) reported herein was part of the proceeds of a Three Million, Six Hundred and Thirty Five Thousand Dollar ($3,635,000) term loan (“Term Loan”) from Sheridan Asset Management, LLC, a privately held Delaware limited liability company, to UPDA. UPDA has agreed to pledge the Shares acquired by UPDA, and other UPDA assets, as collateral for the repayment of the Term Loan. The Term Loan is due and payable on April 6, 2008. UPDA will not pay interest on the principal of the Term Loan. Instead, the Term Loan was subject to an original issuance discount of twenty-five percent.

Item 4. Purpose of Transaction

Pursuant to the terms of a Stock Purchase Agreement dated April 19, 2007, by and between the Issuer and UPDA, UPDA agreed to purchase the Shares in a private transaction with the Issuer for an aggregate purchase price of $1,000,000 in cash (the “Stock Sale”). The Stock Sale closed on April 20, 2007 (the “Closing Date”) through the payment by UPDA of the aggregate purchase price and the transfer of the Shares by the Issuer to UPDA.

As of April 10, 2007, and prior to the closing of the Stock Sale, the Issuer had 46,737,013 shares of common stock issued and outstanding. As a result of the closing of the Stock Sale on April 20, 2007, UPDA owned 50,631,764 of the 97,368,777 shares of the Issuer’s common stock that were outstanding after such closing. Therefore, as of April 20, 2007, UPDA owned 52% of the issued and outstanding common stock of the Issuer.

The Stock Sale constitutes a change of control transaction for the Issuer as UPDA now owns a majority of the outstanding voting securities of the Issuer. Therefore, UPDA has the voting power to pass actions requiring shareholder approval and has the voting power to control the election of directors to the Issuer’s board of directors. UPDA intends to hereafter operate the Issuer as a majority owned subsidiary of UPDA.

In connection with the change of control, Mr. Kamal Abdallah, the CEO, President and a board member of UPDA, and Mr. Christopher McCauley, the Vice-President, General Counsel and a board member of UPDA have been appointed to the Board of Directors of the Issuer, effective ten (10) days from the date of filing and mailing of the Issuer’s Schedule 14f-1 dated May 1, 2007. The board of directors of the Issuer will thereafter consist of three (3) members; Mr. Philip Winner, Mr. Kamal Abdallah and Mr. Christopher McCauley.

Except as described above, UPDA does not have any plans or proposals, which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of UPDA, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer ‘s business or corporate structure.

(g) Changes in the Issuer ‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

UPDA currently owns 50,631,764 shares of the Issuer’s common stock. As of the date of this filing, the Issuer had 97,368,777 shares of par value $.001 per share common stock issued and outstanding. Based on 97,368,777 shares of common stock being issued and outstanding, the 50,631,764 shares of the Issuer’s common stock that are beneficially owned by UPDA, as described above, constitutes 52.0% of the issued and outstanding shares of common stock of the Issuer.

UPDA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition with respect to, the 50,631,764 shares of the Issuer’s common stock that are beneficially owned by UPDA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, UPDA certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2007

UNIVERSAL PROPERTY DEVELOPMENT AND ACQUISITION CORPORATION

By:	/s/ Kamal Abdallah
Name:	Kamal Abdallah
Title:	CEO and President